  EXHIBIT 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm” or the “Company”) Suite 2300, Four Bentall Centre 1055 Dunsmuir Street PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change June 22, 2020
Item 3	News Release The news release dated June 22, 2020 was disseminated through Nasdaq GlobeNewswire and filed on SEDAR.
Item 4
Summary of Material Change

On June 22, 2020, Pretivm announced that it has accepted the resignation of David Prins, Vice President, Operations, who will be departing the Company on August 31, 2020 or such other date as may be mutually agreed.

Item 5
Item 5.1	Full Description of Material Change

On June 22, 2020, Pretivm announced that it has accepted the resignation of David Prins, Vice President, Operations, who will be departing the Company on August 31, 2020 or such other date as may be mutually agreed. The Company is initiating a search for a new leader for its operations and Mr. Prins will continue to assist in his current role until his departure in order to ensure an orderly transition.

Mr. Prins was appointed Vice President, Operations in 2018. He joined Pretivm in 2016 as Project Director responsible for completing the construction of the Brucejack Mine and transmission line.

Item 5.2	Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Vladimir Cvijetinovic Vice President, Legal and Corporate Secretary Phone: 604-566-8781
Item 9	Date of Report June 22, 2020

Forward-Looking Information

This material change report contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include but is not limited to the Company’s leadership transition plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, the ability of the Company to successfully close a financing pursuant to the base shelf prospectus or shelf registration statement, when final or effective, and those risks identified in our final short form base shelf prospectus and the documents incorporated, or deemed to be incorporated, by reference. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, those set out in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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